UCI MEDICAL AFFILIATES, INC.

1818 Henderson Street

Columbia, South Carolina 29201

April 21, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Johnny Gharib

Division of Corporation Finance

Re:	UCI Medical Affiliates, Inc.

Amendment No. 1 to Form 10-K

Filed January 28, 2011

File No. 000-13265

Form 10-K

Filed December 28, 2010

File No. 000-13265

Dear Mr. Gharib:

On behalf of UCI Medical Affiliates, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 8, 2011 to Michael Stout with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2010, filed on December 28, 2010 (the “Form 10-K”), and the Amendment No. 1 to the Form 10-K filed on January 28, 2011 (the “Amendment”).

In response to your additional oral comments received in response to our response letter to you dated March 28, 2011, set forth below are the referenced original Staff comments in bold followed by the Company’s responses to the Staff’s comments. All page references contained in this letter are to the pages of the Amendment, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in the Amendment.

Securities and Exchange Commission

April 21, 2011

Form 10-K/A, filed January 28, 2011

Item 11. Executive Compensation

Base Salary, page 9

2.	You disclose on page 9 that you consider the salary levels of other chief executive officers and chief financial officers at similar institutions in the Southeast in determining the base salary of Dr. Stout and Mr. Boyle, respectively. It appears that you use this data as a reference point on which, wholly or in part, to base, justify or provide a framework for your compensation decisions. Please provide proposed disclosure for your Form 10K for the fiscal year ended September 30, 2011 that identifies the companies you consider to be similar institutions in the Southeast which you consider the salary level of Dr. Stout and Mr. Boyle. See Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: In setting the 2011 salary levels for each of the Company’s executive officers, the Committee considered the salary levels of other chief executive officers and chief financial officers at similarly-sized public institutions in the Southeast. Although the Committee did not base its decisions regarding salary solely on this information, it did use such data as relevant guidance. The institutions comprising this reference group were: (i) Biotel, Inc., (ii) Coastal Banking Company, (iii) Community Capital Corp., (iv) Community First Bancorp, (v) First Community Corp., (vi) Hampshire Group Ltd., (vii) Peoples Bancorp, and (viii) Span America Medical Systems. This reference group will be disclosed and discussed in the Company’s Form 10-K for the fiscal year ended September 30, 2011.

Certain Relationships and Related Transactions and Director Independence, page 15

5.	Please file a copy of your agreement(s) with BlueChoice and CP&C regarding their option to purchase as many shares from you as may be necessary for BCBS and its subsidiaries in the aggregate to obtain and maintain ownership of 48 percent of your outstanding common stock.

Response: The agreements granting an option to purchase as many shares from the Company as may be necessary for Blue Cross and Blue Shield of South Carolina and its subsidiaries in the aggregate to obtain and maintain ownership of 48 percent of the Company’s outstanding common stock will be filed as exhibits to the Company’s Form 10-Q for the period ended March 31, 2011.

Sincerely yours,

UCI MEDICAL AFFAILITES, INC.

By:	/s/ Joseph A. Boyle
Name:	Joseph A. Boyle, CPA
Title:	Executive Vice President and Chief Financial Officer